Mail Stop 6010

February 26, 2007

John Briner
Chief Executive Officer
Drayton Harbor Resources, Inc.
502 East John Street
Carson City, Nevada 89706

Re: Drayton Harbor Resources, Inc.
Amendment No. 2 to the Registration Statement on Form SB-1
Filed February 22, 2007
File No. 333-137160

Dear Mr. Briner

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1/#2

General

1. We acknowledge your response to comment 1. While you refer to your "audited financial statements as of December 31, 2006" in several places, for example, pages 2, 7 and 32, you have not included a report from your independent auditors in your Form SB-1/A. Please amend your filing to include such report that covers the period as of December 21, 2006 and from June 8, 2006 (inception) through December 31, 2006. We believe the

exclusion of the independent auditors' report is misleading and does not comply with General Instruction D to Form SB-1 or Item 310 of Regulation S-B.

Statement of Cash Flows, page F-4

2. Please revise your statement of cash flows to present your $15,000 non-cash impairment charge within "net cash used by operating activities." Additionally, you have not reflected the purchase of the Canyon Gold Property, which you state occurred on June 21, 2006 in the amount of $15,000, within "net cash used by investing activities." Please refer to paragraphs 17 and 28 of SFAS No. 95 and make these revisions accordingly. Please also revise your related disclosure on pages 27 and 28.

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Income, page F-8

3. We acknowledge your response to comment 14. Please revise your tabular disclosure to appropriately reflect, as you have done in your statement of operations on page F-2, the effect of the $15,000 impairment charge related to your Canyon Gold Property within "total expenses." Refer to paragraph 25 of SFAS No. 144. Additionally, please revise your disclosure both herein and on page 28 to include information regarding the circumstances that triggered this impairment charge, as it is unclear in both places that the $15,000 charge relates to your Canyon Gold Property.

Exhibits 10.2 and 10.3

4. We note your response to comment 18 and the filing of the consents for both authors as Exhibits 10.2 and 10.3. Please note that consents of experts should be filed under Exhibit 23. In that regard, please refile the consents you have filed as Exhibit 10.2 and Exhibit 10.3 as Exhibit 23.2 and Exhibit 23.3.

Exhibit 23.1

5. We acknowledge your response to comment 17. Please amend your filing to include an updated consent report from your independent auditors that appropriately reflects that they have reported on your "audited" December 31, 2006 financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carillo, Esq.
       SteadyLaw Group, LLP
       501 W. Broadway, Suite 800
       San Diego, CA 92101